January 15, 2016

By EDGAR

Jay Ingram

Legal Branch Chief

Office of Manufacturing and Construction

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4561

Re:	Synalloy Corporation
Amendment No. 1 to Registration Statement on Form S-3
Filed August 19, 2015
File No. 333-204850

Form 10-K for Fiscal Year Ended January 3, 2015
Filed March 17, 2015
File No. 000-19687

Form 10-Q for Fiscal Quarter Ended July 4, 2015
Filed August 11, 2015
File No. 000-19687

Form 10-Q for Fiscal Quarter Ended October 3, 2015
Filed November 12, 2015
File No. 000-19687

Dear Mr. Ingram:

In response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission set forth in your letter dated December 17, 2015 with regard to the above-referenced filings and letter of correspondence dated December 10, 2015, we submit on behalf of Synalloy Corporation (the “Company”) the following supplemental response.

In addition, please be advised that today the Company has filed Amendment No. 2 to Registration Statement on Form S-3 primarily to update the financial information contained therein to reflect financial information relating to the Company’s third quarter of 2015.

E-mail: scott.richter@leclairryan.com Direct Phone: 804.343.4079 Direct Fax: 804.783.7621	919 East Main Street, 24th Floor Richmond, Virginia 23219 Phone: 804.783.2003 \ Fax: 804.783.2294

Mr. Jay Ingram

U.S. Securities and Exchange Commission

January 15, 2016

Synalloy Corporation Form 10-K for Fiscal Year Ended January 3, 2015

Note 13: Industry Segments, page 46

1.	Based on your response to comment 2 in our letter dated October 8, 2015, as well as the information you provided in our telephone conversation on November 6, 2015, it does not appear that the products offered by Palmer are similar to the products offered by BRISMET and Specialty. As such, please expand your disclosures to provide the required disclosures under ASC 280-10-50-40.

Response: The Staff’s comment is noted. The Company will revise and expand the noted disclosure in its future filings to ensure the disclosures required under ASC 280-10-50-40 relating to the products offered by Palmer of Texas Tanks, Inc., Bristol Metals, LLC and Specialty Pipe and Tube, Inc. are provided by the Company.

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Please contact me at (804) 343-4079 or Benjamin A. McCall at (804) 916-7182 should you require further information or if you have any questions.

Very truly yours,

/s/ Scott H. Richter

Scott H. Richter

cc:	Mr. Frank Pigott
Mr. Ameen Hamady
Mr. Craig C. Bram
Benjamin A. McCall, Esq.